Exhibit 99.3

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT

Dollars in millions	FY12	FY11(1)	FY10(1)
Earnings from continuing operations before income taxes	$791	$563	$805
Noncash restructuring-related and asset impairment costs	4	6	4
Noncash goodwill impairment	-	258	-
Interest expense	125	123	139
Earnings from continuing operations before income taxes,
noncash restructuring-related and asset impairment costs,
noncash goodwill impairment and interest expense	$920	$950	$948
Adjusted after tax profit(2)	$631	$629	$619
Average capital employed(3)	2,544	2,618	2,525
Capital charge(4)	229	236	227
Economic profit (Adjusted after tax profit less capital charge)	$402	$393	$392
% change over prior year	+2.3%	+0.3%	+12.6%

(1)	In the fiscal year 2011 Annual Report to Shareholders and in the Company’s Annual Report on Form 10-K, economic profit (EP) for all fiscal years presented included the results of the Auto Businesses (but excluded the net gain on sale) because this was the method used by the Company to calculate EP to determine the amount of short-term compensation for fiscal year 2011. In the current fiscal year and in this table, EP calculations for all fiscal years presented exclude the Auto Businesses.
(2)	Adjusted after tax profit represents earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill impairment and interest expense, after tax. The tax rate applied is the effective tax rate on continuing operations before the noncash goodwill impairment charge for fiscal year 2011, which was 31.4%, 33.8% and 34.7% in fiscal years 2012, 2011 and 2010, respectively. The difference between the fiscal year 2011 effective tax rate on continuing operations before the noncash goodwill impairment charge and the effective tax rate on continuing operations of 49% is (16.0)% related to the non-deductible noncash goodwill impairment charge and 0.8% for other tax effects related to excluding this charge.
(3)	Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year noncash restructuring-related and asset impairment costs and noncash goodwill impairment. Average capital employed represents a two-point average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:

	FY12	FY11(1)	FY10(1)
Total assets	$4,355	$4,163	$4,548
Adjustments related to the Auto Businesses	-	-	(405)
Total assets adjusted for the Auto Businesses	4,355	4,163	4,143
Less:
Accounts payable	412	423	409
Accrued liabilities	494	442	491
Income taxes payable	5	41	74
Other liabilities	739	619	677
Deferred income taxes	119	140	19
Non-interest bearing liabilities	1,769	1,665	1,670
Total capital employed	2,586	2,498	2,473
Noncash restructuring-related and asset impairment costs	4	6	4
Noncash goodwill impairment	-	258	-
Adjusted capital employed	$2,590	$2,762	$2,477
Average capital employed	$2,544	$2,618	$2,525

(4)	Capital charge represents average capital employed multiplied by the weighted-average cost of capital. The weighted-average cost of capital used to calculate the capital charge was 9% for all fiscal years presented.

68